Exhibit 99.(b)(2)

BEAR
STEARNS

ISSUER TERM SHEET—August 12, 2004
Pooled Bank Trust Preferred Securities

Issuer	First Banking Center, Inc., Burlington, WI
Securities	Trust Preferred
Issue Size and Timing of Funding	$7.5 million to be funded at issuer's discretion up to October 31, 2004, subject to due diligence and final transactional documentation
Call	Callable at par in whole or in part after five years at the option of the Issuer
Interest Payments	Quarterly Payment, Quarterly Reset
Indicative Spread	3ML+2.60%
Offering Type	Private Placement
Fees	• Placement fee of 1%
• No Trustee setup or trustee legal fees
• No annual Trustee fee for thirty years
• $10,000 credit toward issuer's legal fees
Maturity	30 years

The proposal contained in the foregoing is indicative and not a complete description of the terms of a particular transaction. All information contained in the foregoing is qualified in its entirety by the information contained in the definitive deal documentation. Any investment decision should be based only on such information as the purchaser deems relevant. Additional information may be obtained by Bear Stearns upon request. Bear Stearns and/or individuals associated therewith or affiliates thereof may have positions in transactions similar to those described above. Bear Stearns acts as principal in transactions with certain related parties, and accordingly each party must determine the appropriateness of each transaction to their specific application.